# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PicoCELA Inc., CIK 0002018462
CUSIP: 71989C208
Title of class of securities: American depositary shares, each representing one common share
Address of issuer's principal executive offices: 2-34-5 NINGYOCHO, SANOS Building, Nihonbashi, Chuo-ku, Japan (M0), 103-0013
Date of event which requires filing of this statement: 07/16/2026
Filed by CIK 0002134225
Persons authorized to receive notices and communications: Jiaming Li, About Investment Pte. Ltd, 71 Robinson Road, Singapore, Singapore (U0), 068895, 86 139 1123 8976

## Reporting persons
- About Investment Pte. Ltd. (CIK 0002134225): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (67.5% of the class)
  Comment: Rows 8, 10, 11 and 13 reflect beneficial ownership of 20,000,000 common shares issuable upon conversion of 20,000,000 Class A Preferred Shares (each, a "Preferred Share") at the current conversion rate of one common share for each Preferred Share. The percentage is calculated pursuant to Rule 13d-3(d)(1) based on 9,613,805 common shares outstanding as of July 16, 2026, plus the 20,000,000 common shares deemed outstanding for the Reporting Persons upon conversion. The Preferred Shares may become convertible at a ratio of two common shares per Preferred Share if the market-price condition described in Item 6occurs; the additional shares subject to that contingent adjustment are not included above.
- Jiaming Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (67.5% of the class)
  Comment: Rows 8, 10, 11 and 13 reflect shares beneficially owned indirectly through About Investment Pte. Ltd. Mr. Li may be deemed to share voting and dispositive power over the securities held by About Investment Pte. Ltd. The percentage is calculated as described on the preceding reporting-person page.

## Item 1. Security and Issuer
Title of class of securities: American depositary shares, each representing one common share
Name of issuer: PicoCELA Inc.
Address of issuer's principal executive offices: 2-34-5 NINGYOCHO, SANOS Building, Nihonbashi, Chuo-ku, Japan (M0), 103-0013
Comment: The ADSs are listed on the Nasdaq Capital Market under the symbol PCLA. Each ADS represents one common share, no par value per share, of the Issuer.

## Item 2. Identity and Background
Name of person filing: (i) About Investment Pte. Ltd., a private limited company organized under the laws of Singapore ("About Investment"), and (ii) Jiaming Li, a citizen of the People's Republic of China (collectively, the "Reporting Persons").
Residence or business address: The principal business address of each Reporting Person is 71 Robinson Road, Singapore 068895.
Present principal occupation or employment: About Investment is principally engaged in investment activities. Mr. Li is the sole director and controlling person of About Investment and, in that capacity, may be deemed to share voting and dispositive power over securities held by About Investment.
Criminal convictions in the last five years: No. During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No. During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order of the type described in Item 2(e).
Citizenship: About Investment is organized under the laws of Singapore. Mr. Li is a citizen of the People's Republic of China. The Reporting Persons have entered into a Joint Filing Agreement, filed as Exhibit 99.1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The purchase price of each of the 20,000,000 Preferred Shares was $0.25 per share, totaling $5,000,000, which amount was paid in cash. The funds used by About Investment to acquire the Preferred Shares were derived from its working capital. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities covered by this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Preferred Shares for investment purposes and in connection with a negotiated strategic investment in the Issuer.

Pursuant to the Class A Preferred Shares Purchase Agreement, dated July 14, 2026 (the "Purchase Agreement") between the Issuer and About Investment, the Issuer agreed to issue and sell 20,000,000 Preferred Shares at the price of $0.25 per share, for gross proceeds of $5,000,000. On July 16, 2026, upon the Issuer's receipt of the net proceeds, after deducting advisory fees and expense payable to Univest Securities, LLC, the Issuer's placement agent and financial advisor, About Investment obtained 20,000,000 Preferred Shares from the Issuer pursuant to the Purchase Agreement, subject to certain registration requirement in Japan.

The Purchase Agreement provides, among other things, that: (i) About Investment has the right, as a shareholder, and subject to applicable Japanese law, to propose the appointment and replacement of directors to the board of directors of the Issuer (the "Board"); (ii) the Board may not propose an adjustment to the size of the Board without About Investment's prior consent; (iii) the Issuer and the Board shall not issue any equity, equity derivatives, equity convertible instruments, or equity compensation for directors and employees (the "Japanese Equity Securities") without About Investment's prior consent until the Issuer amends its articles of incorporation to require a shareholders meeting to issue the Japanese Equity Securities; (iv) during the period when About Investment holds more than 50% of the Issuer's voting rights (the "Holding Period"), the Issuer may not, without About Investment's consent, issue common shares, ADSs, preferred shares or other securities; (v) during the Holding Period, the Board is required to elect a director designated by About Investment as a representative director with sole authority to execute agreements on behalf of the Issuer; and (vi) during the Holding Period, the Issuer may not, without About Investment's prior written consent, sell, transfer, assign, license, pledge, encumber, dispose of or otherwise convey any assets, intellectual property, cash or other property worth more than $250,000, except for the ordinary course of operations.

The Purchase Agreement further provides that Preferred Shares are convertible at the holder's election into one common share (represented by one ADS upon the deposit of such common share with the Issuer's depositary and the issuance of such ADS by the depositary) per Preferred Share, subject to customary adjustments for stock splits, reverse stock splits and similar events. If the price of the common shares, or the ADS price equivalent, is $0.50 or less for 20 consecutive trading days, each Preferred Share becomes convertible into two common shares. Each Preferred Share is entitled to one vote on all matters submitted to shareholders.

As a result of the governance, consent and board-designation rights described above, the Reporting Persons may be deemed to have acquired the securities with a purpose or effect of changing or influencing control of the Issuer. Depending on various factors, including the Issuer's financial position and strategic direction, actions taken by the Board and the Issuer's management (the "Management"), the price and availability of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions as they deem appropriate, including acquiring additional securities, disposing of securities, exercising conversion or voting rights, proposing or supporting changes to the Board, the Management, and the governance, capitalization, business or strategic direction of the Issuer, or taking any other action described in clauses (a) through (j) of Item 4 of Rule 13d-101 of Regulation 13D-G of the Securities Exchange Act of 1934, as amended.

Except as described in this Schedule 13D, the Reporting Persons do not currently have any specific plan or proposal that relates to or would result in any of the actions pursuant to provisions described above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: About Investment directly holds 20,000,000 Preferred Shares. At the current conversion rate, the Preferred Shares are convertible at About Investment's election into 20,000,000 common shares represented by 20,000,000 ADSs. Accordingly, each Reporting Person may be deemed to beneficially own 20,000,000 ADSs, representing approximately 67.5% of the outstanding ADSs calculated in accordance with Rule 13d-3(d)(1). The percentage is based on 9,613,805 common shares of the Issuer outstanding as of July 16, 2026, plus the 20,000,000 common shares deemed outstanding upon the conversion of the Preferred Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person: sole voting power, 0; shared voting power, 20,000,000; sole dispositive power, 0; and shared dispositive power, 20,000,000. About Investment and Mr. Li share voting and dispositive power over the securities reported herein.
Transactions in the class effected during the past sixty days: Except for the transactions described in Items 3, 4 and 6 of this Schedule 13D, the Reporting Persons have not effected any transaction in the ADSs or common shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Purchase Agreement: On July 16, 2026, the Issuer and About Investment entered into the Purchase Agreement, pursuant to which About Investment agreed to purchase 20,000,000 Preferred Shares for an aggregate purchase price of $5,000,000. The Purchase Agreement contains the share conversion rights, voting, board-designation, consent, registration and asset-disposition provisions summarized in Item 4 and below.

Conversion Adjustment: Each Preferred Share is initially convertible into one common share, represented by one ADS upon the deposit of such common share with the Issuer's depositary and the issuance of such ADS by the depositary. Pursuant to the Purchase Agreement, if the price of the common shares, or the ADS price equivalent, is $0.50 or less for 20 consecutive trading days, each Preferred Share becomes convertible into two common shares (the "Price-Based Conversion Ratio Adjustment"). The conversion ratio is also subject to adjustment for stock splits, reverse stock splits and similar events. The additional common shares potentially issuable solely as a result of the Price-Based Conversion Ratio Adjustment have not been included in the beneficial ownership reported in this Schedule 13D because such condition is not treated as presently satisfied.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, filed as Exhibit 99.2, and incorporated herein by reference. Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer, including transfer or voting arrangements, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement, dated as of July 28, 2026, by and between About Investment Pte. Ltd. and Jiaming Li.

99.2 - Class A Preferred Shares Purchase Agreement dated July 16, 2026, by and between PicoCELA Inc. and About Investment Pte. Ltd (incorporated herein by reference to Exhibit 4.1 to the Issuer's Report on Form 6-K furnished to the Securities and Exchange Commission on July 27, 2026)

## Signatures
- About Investment Pte. Ltd.: /s/ Jiaming Li, Jiaming Li, Sole Director (07/28/2026)
- Jiaming Li: /s Jiaming Li, Jiaming Li (07/28/2026)